Exhibit 18
Board of Directors
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Kenvue Inc.’s (the “Company’s”) Quarterly Report on Form 10-Q for the period ended October 1, 2023, (the “Form 10-Q”) pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Form 10-Q. Footnote X therein describes the change in accounting principle from treating the impacts of the Global Intangible Low-Taxed Income (“GILTI”) regime enacted as part of the Tax Cuts and Jobs Act of 2017 from the deferred method to the period cost method. It should be understood that the preferability of one acceptable method of accounting over another for determining the treatment of GILTI has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to January 2, 2023. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey